Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748
STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 17 DATED MARCH 14, 2012
TO THE PROSPECTUS DATED APRIL 14, 2011
This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, as supplemented by Supplement No. 14, dated January 12, 2012, Supplement No. 15, dated February 7, 2012 and Supplement No. 16, dated March 6, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 17 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 17 is to disclose:

•	the status of our public offering;

•	the extension of our public offering; and

•	our operating results for the year ended December 31, 2011.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of March 9, 2012, we had accepted investors' subscriptions for and issued 5,857,936 shares of our common stock in our public offering, including 99,891 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $58,252,846. As of March 9, 2012, we had raised approximately $64,410,474 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Extension of Our Public Offering
On March 13, 2012, our board of directors approved an extension of our primary offering of up to $1,650,000,000 in shares of our common stock until the earlier of the date of the sale of all of the shares of our common stock registered in our primary offering or July 9, 2013. In many states, we will need to renew our registration statement or file a new registration statement to continue our offering for these periods. We may terminate our offering at any time.
Operating Results for the Year Ended December 31, 2011
On March 14, 2012, we issued a press release announcing our operating results for the year ended December 31, 2011. A copy of the press release is attached to this Supplement as Exhibit A.

EXHIBIT A

18100 Von Karman Avenue Suite 500 Irvine, CA 92612 949.852.0700
NEWS RELEASE

Contact:	Jennifer Schmidt

Phone:	949.333.1721

Email:	jschmidt@steadfastcmg.com
STEADFAST INCOME REIT, INC. ANNOUNCES
RESULTS FOR THE YEAR ENDED DECEMBER 31, 2011
Irvine, Calif., March 14, 2012 — Steadfast Income REIT, Inc. (the “Company”) announced today its operating results for the year ended December 31, 2011.
For the years ended December 31, 2011 and 2010, revenues totaled $5.7 million and $0.8 million, respectively, while net loss was $4.0 million and $2.2 million, respectively. Total assets of the Company grew from $20.2 million at December 31, 2010 to $81.9 million at December 31, 2011.
Highlights:
The Company:

•
Increased Modified Funds From Operations (“MFFO”), as defined by the Investment Program Association (IPA), to $0.5 million for the year ended December 31, 2011 from $(0.9) million for the year ended December 31, 2010. (See the reconciliation of net loss to MFFO and accompanying notes contained within this release for additional information.)

•
Increased Net Operating Income ("NOI") to $2.7 million for the year ended December 31, 2011 from $0.3 million for the year ended December 31, 2010 . (See the reconciliation of net loss to NOI and accompanying notes contained within this release for additional information.)

•	Acquired six multifamily properties containing a total of 903 residential units for an aggregate purchase price of $51.9 million during the year ended December 31, 2011.

•
Increased its multifamily property portfolio as of December 31, 2011 to eight properties with an aggregate purchase price of $69.5 million. As of December 31, 2011, the Company had $48.0 million of secured debt with a weighted average interest rate of 4.52%.

•	Achieved an aggregate average monthly occupancy of its property portfolio of 94.1% as of December 31, 2011 (see Exhibit A), up from 87.8% as of December 31, 2010.

•
Raised $28.3 million in net proceeds from the sale of 3.5 million shares of common stock in its public offering during the year ended December 31, 2011. From inception through December 31, 2011, the Company had raised $45.1 million in the aggregate from its private and public offerings of common stock.

As previously announced, in the first quarter of 2012 the Company acquired three additional multifamily properties for an aggregate purchase price of $65 million resulting in a total of 11 owned properties with a total of 2,132 residential units. The Company also has an active pipeline of potential property acquisitions and the Company's Board of Directors has approved the pursuit of five additional multifamily properties. The acquisition of any or all of these properties is subject to substantial conditions including, without limitation, the Company's ability to obtain financing on acceptable terms, or at all. There is no guaranty that the Company will be successful in acquiring any or all of these properties.
Rodney Emery, the Company's President and CEO stated, "We are pleased with the expansion of our portfolio during 2011, which established our presence in the greater Louisville and Kansas City Metro areas. As Americans increasingly choose to rent instead of own their homes, our acquisition strategy is to focus on markets with strong job growth and limited new apartment construction. These are the type of markets in which the Steadfast team has over twenty years of experience." Mr. Emery continued, "Our continued expansion, coupled with the continued execution of our operational and strategic initiatives has allowed us to achieve year-over-year NOI growth of $2.4 million."
Conference Call
The Company will host a conference call on Thursday, March 15, 2012 at 4:00 P.M. Eastern Time to discuss its operating results for the period ended December 31, 2011.
Live Conference Call Details
Domestic toll-free dial-in number: (877) 317-6789
Canada toll-free dial-in number: (866) 605-3852
International dial-in Number: (412) 317-6789
Details for the Replay of the Conference Call
Domestic toll-free dial-in number: (877) 344-7529
International Dial-In Number: (412) 317-0088

Conference ID for Replay: 10004785
Dates Available: March 15, 2012 at 6:00 PM ET to March 30, 2012 at 9:00 AM ET
An audio replay of the call will be accessible through the Investor Information page of the Company's web site at www.steadfastreits.com.

About Steadfast Income REIT
     Steadfast Income REIT is a real estate investment trust that was formed to acquire and operate a diverse portfolio of real estate investments focused primarily on the multifamily sector, including stable, income-producing and value-added properties.
     Steadfast Income REIT is sponsored by Steadfast REIT Investments, LLC, an affiliate of Steadfast Companies, an Orange County, Calif.-based group of affiliated real estate investment and operating companies that acquire, develop and manage real estate in the U.S. and Mexico.
###
This release contains certain forward-looking statements. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates", "may" and "should" and their variations identify forward-looking statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release. Such factors include those described in the Risk Factors section of the Annual Report on Form 10-K for Steadfast Income REIT, Inc. Forward-looking statements in this document speak only as of the date on which such statements were made, and the company undertakes no obligation to update any such statements that may become untrue because of subsequent events. Such forward-looking statements are subject to the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES.

FINANCIAL TABLES, NOTES AND EXHIBITS FOLLOW

STEADFAST INCOME REIT, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010

ASSETS
Assets:
Real Estate:
Land	$5,648,561	$758,600
Building and improvements	61,552,400	15,569,680
Tenant origination and absorption costs	2,665,720	1,224,044
Total real estate, cost	69,866,681	17,552,324
Less accumulated depreciation and amortization	(3,115,505)	(540,572)
Total real estate, net	66,751,176	17,011,752
Cash and cash equivalents	12,200,681	2,858,197
Restricted cash	818,348	—
Rents and other receivables	609,203	119,210
Deferred financing costs and other assets, net	1,472,853	182,523
Total assets	$81,852,261	$20,171,682
LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued liabilities	$1,629,479	$831,501
Notes payable	47,973,049	11,650,000
Distributions payable	254,592	63,566
Due to affiliates, net	1,386,065	381,910
Total liabilities	51,243,185	12,926,977
Commitments and contingencies
Redeemable common stock	385,458	57,827
Equity:
Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock $0.01 par value per share; 999,999,000 shares authorized, 4,638,699 and 1,184,283 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	46,387	11,843
Convertible stock, $0.01 par value per share; 1,000 shares issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	10	10
Additional paid-in capital	38,260,059	9,568,008
Cumulative distributions and net losses	(8,082,838)	(2,392,983)
Total stockholders’ equity	30,223,618	7,186,878
Noncontrolling interest	—	—
Total equity	30,223,618	7,186,878
Total liabilities and equity	$81,852,261	$20,171,682

STEADFAST INCOME REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Year Ended December 31,
	2011	2010
Revenues:
Rental income	$5,185,990	$778,387
Tenant reimbursements and other	524,183	49,843
Total revenues	5,710,173	828,230
Expenses:
Operating, maintenance and management	2,022,124	297,251
Real estate taxes and insurance	756,403	138,181
Fees to affiliates	1,519,026	419,694
Depreciation and amortization	2,577,462	540,572
Interest expense	1,186,938	163,987
General and administrative expenses	816,085	1,108,220
Other acquisition costs	881,145	323,906
	9,759,183	2,991,811
Net loss	(4,049,010)	(2,163,581)
Net loss attributable to noncontrolling interest	—	1,000
Net loss attributable to common stockholders	$(4,049,010)	$(2,162,581)
Net loss per common share — basic and diluted	$(1.72)	$(4.27)
Weighted average number of common shares outstanding — basic and diluted	2,358,867	506,003
Distributions declared per common share	$0.700	$0.272

Steadfast Income REIT, Inc.
Non-GAAP Measures - FFO and MFFO Reconciliation
For the Years Ended December 31, 2011 and 2010
Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (NAREIT), an industry trade group, has promulgated a measure known as funds from operations (FFO), which the Company believes to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust (REIT). The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to the Company's net income or loss as determined under GAAP.
The Company defines FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the "White Paper"). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and non-cash impairment charges of real estate related investments, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In particular, the Company believes it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of the Company's operations, it could be difficult to recover any impairment charges. The Company's FFO calculation complies with NAREIT’s policy described above.
The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. The Company believes that since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, the Company believes that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of its performance to investors and to management, and when compared year over year, reflects the impact on its operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO, and modified funds from operations (MFFO) as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the Company's operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.
Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. The Company's management believes these fees and expenses do not affect the Company's overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, the Company believes that public, non-listed REITs, are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. The Company's board of directors will determine to pursue a liquidity event when it believes that the then-current market conditions are favorable. However, the board of directors does not anticipate evaluating a liquidity event (i.e., a listing of the Company's common stock on a national exchange, a merger or sale of the Company or another similar transaction) until 2015. Thus, as a limited life REIT the Company will not continuously purchase assets and will have a limited life.
Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (IPA), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which the Company believes to be another appropriate supplemental measure to reflect the operating performance of a public, non-listed REIT having the characteristics described above. MFFO is not equivalent to net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate with a limited life and targeted exit strategy, as currently intended. The Company believes that, because MFFO excludes costs that it considers more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect its operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of its operating performance after the period in which it is acquiring properties and once its portfolio is in place. By providing MFFO, the Company believes it is presenting useful information that assists investors and analysts to better assess the sustainability of its operating performance after its offering has been completed and its properties have been acquired. The Company also believes that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, the Company believes MFFO is useful in comparing the sustainability of its operating performance after its offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of the Company's operating performance after its offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on the Company's operating performance during the periods in which properties are acquired.
The Company defines MFFO, a non-GAAP financial measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the Practice Guideline), issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While the Company relies on its external advisor for managing interest rate, hedge and foreign exchange risk, the Company does not retain an outside consultant to review all of its hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of the Company's operations, the Company believes it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.
The Company's MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, the Company excludes acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by the Company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the Company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. In the event that proceeds from the Company's initial public offering are not available to fund its reimbursement of acquisition fees and expenses incurred by its advisor, such fees and expenses will need to be reimbursed to the advisor from other sources, including debt, operational earnings or cash flow, net proceeds from the sale of properties, or from ancillary cash flows. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of the Company's business plan to generate operational income and cash flow to fund distributions to stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, the Company views fair value adjustments of derivatives and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.
The Company's management uses MFFO and the adjustments used to calculate MFFO in order to evaluate the Company's performance against other public, non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate in this manner. The Company believes that its use of MFFO and the adjustments used to calculate MFFO allow the Company to present its performance in a manner that reflects certain characteristics that are unique to public, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. By excluding expensed acquisition costs, the use of MFFO provides information consistent with the Company's management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, the Company believes MFFO provides useful supplemental information.
Presentation of this information is intended to provide useful information to investors as they compare the operating performance to that of other public, non-listed REITs, although it should be noted that not all public, non-listed REITs calculate FFO and MFFO the same way, so comparisons with other public, non-listed REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of the Company's performance, as an alternative to cash flows from operations as an indication of the Company's liquidity, or indicative of funds available to fund the Company's cash needs, including the Company's ability to make distributions to stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of the Company's performance. MFFO has limitations as a performance measure in an offering such as the Company's where the price of a share of common stock is a stated value and there is no regular net asset value determinations during the offering stage and for a period thereafter. MFFO is useful in assisting the Company's management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that the Company uses to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and in response to such standardization the Company may have to adjust its calculation and characterization of FFO or MFFO accordingly.
The Company's calculation of FFO and MFFO is presented in the following table for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
Reconciliation of net loss to FFO and MFFO:	2011	2010
Net loss	$(4,049,010)	$(2,163,581)
Depreciation of real estate assets	1,153,535	149,928
Amortization of lease-related costs	1,423,927	390,644
FFO	$(1,471,548)	$(1,623,009)
Acquisition fees and expenses (1)	1,941,218	681,543
Net loss attributable to noncontrolling interest	$—	$1,000
MFFO	$469,670	$(940,466)
________________

(1)
In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of the Company's properties. Acquisition fees and expenses include payments to the Company's advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the Company, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. In the event that proceeds from the Company's initial public offering are not available to fund the Company's reimbursement of acquisition fees and expenses incurred by the Company's advisor, such fees and expenses will need to be reimbursed to the advisor from other sources, including debt, operational earnings or cash flow, net proceeds from the sale of properties, or from ancillary cash flows. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of the Company's business plan to generate operational income and cash flow to fund distributions to its stockholders.

Steadfast Income REIT, Inc.
Non-GAAP Measures - Net Operating Income
For the Years ended December 31, 2011 and 2010
Net Operating Income (NOI), is a non-GAAP financial measure of performance. NOI is used by investors and the Company's management to evaluate and compare the performance of the Company's properties and to determine trends in earnings and to compute the fair value of the Company's properties as it is not affected by (1) the cost of funds of the property owner, (2) acquisition costs of the property owner, (3) non-operating fees to affiliates, (4) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, or (5) general and administrative expenses and other gains and losses that are specific to the property owner. The cost of funds is eliminated from net income because it is specific to the particular financing capabilities and constraints of the owner. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by the Company regarding the appropriate mix of capital which may have changed or may change in the future. Acquisition costs and non-operating fees to affiliates are eliminated because they do not reflect continuing operating costs of the property owner. Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in the Company's multifamily properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing the Company's operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. The Company believes that eliminating these costs from net income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating its properties as well as trends in occupancy rates, rental rates and operating costs.
However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of properties, and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of the Company's properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.

NOI is a measure of the operating performance of the Company's properties but does not measure the Company's performance as a whole. NOI is therefore not a substitute for net income as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income computed in accordance with GAAP. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, the Company's NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as the Company does.
The following is a reconciliation of the Company's NOI to net income for the years ended December 31, 2011 and 2010 computed in accordance with GAAP:

	For the year ended December 31,
	2011	2010
Net loss	$(4,049,010)	$(2,163,581)
Fees to affiliates(1)	1,319,060	389,478
Depreciation and amortization	2,577,462	540,572
Interest expense	1,186,938	163,987
General and administrative expenses(2)	787,014	1,093,966
Acquisition costs	881,145	323,906
Net operating income	$2,702,609	$348,328
________________

(1)	Excludes property management fees of $199,966 and $30,216, which are included in NOI for the years ended December 31, 2011 and 2010, respectively.

(2)	Excludes certain general and administrative expenses of $29,071 and $14,254, which are included in NOI for the years ended December 31, 2011 and 2010, respectively.

EXHIBIT A

Monthly Portfolio Snapshot	|	December 2011

Property		Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Arbor Pointe		Louisville, KY	130	—	130	126	96.9%	98.5%
Clarion Park		Olathe, KS	220	2	218	216	98.2%	99.5%
Cooper Creek		Louisville, KY	123	—	123	106	86.2%	93.0%
EBT Lofts		Kansas City, MO	102	—	102	99	97.1%	97.1%
Lincoln Tower		Springfield, IL	190	2	188	179	94.2%	95.2%
Park Place		Des Moines, IA	147	—	147	135	91.8%	95.6%
Prairie Walk		Kansas City, MO	128	1	127	121	94.5%	96.5%
Truman Farm Villas		Grandview, MO	200	—	200	185	92.5%	95.2%
Total			1,240	5	1,235	1,167	94.1%	96.3%

			Total Square Footage	Occupied Square Footage	% Occupied
Commercial
Lincoln Tower Commercial		Springfield, IL	8,995	8,609	95.7%

DEFINITIONS OF PORTFOLIO PERFORMANCE METRICS

Total Units:	Number of units per property at the end of the reporting period.

Non-Revenue Units:	Number of model units or other non-revenue administrative units.

Rentable Units:	Total Units less Non-Revenue Units at the end of the reporting period.

Average Occupied Units:	Number of units occupied based on a weekly average during the reporting period.

Average Percent Occupied:	Percent of units occupied (Average Occupied Units divided by Total Units).

Percent Leased:	Percent of Total Units leased at the end of the reporting period (number of leased units divided by Total Units).

Total Square Footage:	Total square footage of commercial property at the end of the reporting period.

Occupied Square Footage:	Total square footage of commercial property occupied at the end of the reporting period.

Percent Occupied:	Percent of square footage occupied (Occupied Square Footage divided by Total Square Footage).

Monthly Portfolio Snapshot	|	November 2011

Property		Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Arbor Pointe		Louisville, KY	130	—	130	125	96.2%	98.5%
Clarion Park		Olathe, KS	220	1	219	216	98.2%	99.4%
Cooper Creek		Louisville, KY	123	—	123	102	82.9%	85.4%
Lincoln Tower		Springfield, IL	190	2	188	180	94.7%	96.7%
Park Place		Des Moines, IA	147	—	147	133	90.5%	94.4%
Total			810	3	807	756	93.3%	94.9%

			Total Square Footage	Occupied Square Footage	% Occupied
Commercial
Lincoln Tower Commercial		Springfield, IL	8,995	8,609	95.7%

DEFINITIONS OF PORTFOLIO PERFORMANCE METRICS

Total Units:	Number of units per property at the end of the reporting period.

Non-Revenue Units:	Number of model units or other non-revenue administrative units.

Rentable Units:	Total Units less Non-Revenue Units at the end of the reporting period.

Average Occupied Units:	Number of units occupied based on a weekly average during the reporting period.

Average Percent Occupied:	Percent of units occupied (Average Occupied Units divided by Total Units).

Percent Leased:	Percent of Total Units leased at the end of the reporting period (number of leased units divided by Total Units).

Total Square Footage:	Total square footage of commercial property at the end of the reporting period.

Occupied Square Footage:	Total square footage of commercial property occupied at the end of the reporting period.

Percent Occupied:	Percent of square footage occupied (Occupied Square Footage divided by Total Square Footage).

Monthly Portfolio Snapshot	|	October 2011

Property		Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Arbor Pointe		Louisville, KY	130	—	130	123	94.6%	96.2%
Clarion Park		Olathe, KS	220	1	219	214	97.3%	99.2%
Cooper Creek		Louisville, KY	123	—	123	100	81.3%	85.0%
Lincoln Tower		Springfield, IL	190	2	188	180	94.7%	97.1%
Park Place		Des Moines, IA	147	—	147	134	91.2%	94.2%
Total			810	3	807	751	92.7%	95.6%

			Total Square Footage	Occupied Square Footage	% Occupied
Commercial
Lincoln Tower Commercial		Springfield, IL	8,995	8,609	95.7%

DEFINITIONS OF PORTFOLIO PERFORMANCE METRICS

Total Units:	Number of units per property at the end of the reporting period.

Non-Revenue Units:	Number of model units or other non-revenue administrative units.

Rentable Units:	Total Units less Non-Revenue Units at the end of the reporting period.

Average Occupied Units:	Number of units occupied based on a weekly average during the reporting period.

Average Percent Occupied:	Percent of units occupied (Average Occupied Units divided by Total Units).

Percent Leased:	Percent of Total Units leased at the end of the reporting period (number of leased units divided by Total Units).

Total Square Footage:	Total square footage of commercial property at the end of the reporting period.

Occupied Square Footage:	Total square footage of commercial property occupied at the end of the reporting period.

Percent Occupied:	Percent of square footage occupied (Occupied Square Footage divided by Total Square Footage).